UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER 001-41305

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	March 31, 2026

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable.

PART I

REGISTRANT INFORMATION

Bitcoin Depot Inc.
Full Name of Registrant

GSR II Meteora Acquisition Corp.
Former Name if Applicable

8601 Dunwoody Place
Address of Principal Executive Office (Street and Number)

Sandy Springs, Georgia 30350
City, State and Zip Code

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

Bitcoin Depot Inc. (the “Company”) has determined that it is unable to file its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2026 (the “Form 10-Q”) in a timely manner and that it does not expect to be able to file the Form 10-Q within the five-day extension permitted by the rules of the United States Securities and Exchange Commission (the “SEC”) due to the events described below.

The Company requires additional time to prepare and review its financial statements in connection with an element of the material weakness disclosed in our Annual Report on Form 10-K as of December 31, 2025 concerning the reconciliation process for cash in transit. We have undertaken an extensive evaluation of the process with third-party experts and identified key improvements needed, but were unable to conclude the analysis and reconciliation by the filing deadline to fully support the reported balance as of March 31, 2026.

The Company is navigating an increasingly challenging regulatory environment. State and municipal regulations banning or restricting Bitcoin ATMs, capping fees and limiting transaction sizes, together with the Company’s voluntary adoption of increasingly enhanced Know-Your-Customer processes and other compliance measures across its network, intended to mitigate consumer fraud, have driven substantial year-over-year declines in revenue, in excess of the Company’s annual guidance, and resulting net income. In addition, the Company accrued over $20 million in legal judgments in the fourth quarter of 2025 and continues to allocate substantial resources to manage ongoing litigation matters. As a result of these factors, management has concluded that substantial doubt exists about the Company’s ability to continue as a going concern.

The Company, together with its financial and legal advisors, has been evaluating the Company’s cash position and revenue outlook. The Company is considering options to address its business and financial challenges, including restructuring or refinancing its debt, reducing or delaying the Company’s business activities and strategic initiatives, selling assets, corporate restructuring or other strategic transactions, and other measures. These measures may not be successful.

The events described above have diverted significant management time and internal resources from the Company’s normal processes for reviewing and completing its financial statements and related disclosures. Additionally, the complexities involved with drafting a complete and accurate set of financial statements and related disclosures in light of the events described above has significantly increased the time required to prepare and finalize the Form 10-Q beyond the time required during a normal review cycle. At this time, the Company does not expect to be able to file the Form 10-Q within the five-day extension permitted by SEC rules.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

David Gray	(678)	435-9604
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Preliminary Financial Results for the Three Months Ended March 31, 2026

The Company has concluded that it is unable to timely file the Form 10-Q without unreasonable effort and expense for the reasons described in Part III of this Form 12b-25. The Company’s results of operations for the fiscal quarter ended March 31, 2026 differed significantly from its results of operations for the fiscal quarter ended March 31, 2025.

Revenue decreased by $80.7 million, or 49.2%, for the three months ended March 31, 2026 as compared to the three months ended March 31, 2025, primarily due to a decrease in transaction volume driven by a combination of regulatory impacts and enhanced compliance controls.

Total operating expenses increased by $4.9 million, or 32.3%, for the three months ended March 31, 2026 as compared to the three months ended March 31, 2025, primarily due to increased litigation costs.

Net loss was $9.5 million for the three months ended March 31, 2026, compared to net income of $12.2 million for the three months ended March 31, 2025, which represents a $21.7 million decrease.

Gross profit for the three months ended March 31, 2026 decreased 85.5% to $4.5 million from $31.2 million for the three months ended March 31, 2025.

Cash and cash equivalents were $44.0 million as of March 31, 2026, compared to $65.6 million as of December 31, 2025, which represents a $21.6 million decrease.

The material weaknesses which the Company described in its Annual Report on Form 10-K for the fiscal year ended December 31, 2025 have not been remediated and continue to exist.

The foregoing financial results are preliminary, have not been reviewed or audited, and are subject to change in connection with the completion of the reporting process and preparation of the Company’s financial statements. Actual results could vary significantly from the foregoing.

Forward-Looking Statements

Certain statements in this Form 12b-25 may be considered forward-looking statements, including statements with respect to the Company’s expectations with respect to the Company’s financial position and outlook and the expected need to pursue strategic alternatives related thereto, the results of operations for the three months ended March 31, 2026, and the expected filing of the Form 10-Q for the quarter ended March 31, 2026. Forward-looking statements generally relate to future events and can be identified by terminology such as “may,” “should,” “could,” “might,” “plan,” “possible,” “strive,” “budget,” “expect,” “intend,” “will,” “estimate,” “believe,” “predict,” “potential,” “pursue,” “aim,” “goal,” “mission,” “anticipate” or “continue,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by the Company and its management, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to, risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, and other documents filed by the Company from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company assumes no obligation and does not intend to update or revise these forward-looking statements other than as required by applicable law. The Company does not give any assurance that it will achieve its expectations.

BITCOIN DEPOT INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 12, 2026	By:	/s/ David Gray
Name: David Gray
Title: Chief Financial Officer